UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Brazilian Distribution Company

(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,

3142 São Paulo, SP 01402-901

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (the “Company”) hereby informs that, on November 18, 2020, it received a notice from the New York Stock Exchange (“NYSE”) granting the Company an extension to cure the non-compliance with the NYSE’s continued listing requirements from November 18, 2020 to January 2, 2021 and complete and file with the U.S. Securities and Exchange Commission (the “SEC”) its annual report on Form 20-F for the fiscal year ended December 31, 2019 (“2019 Annual Report”).

The Company is in the process of (i) reviewing the 2019 Annual Report and financial information to be included therein, principally the re-issued audit reports in relation to its former subsidiary Via Varejo S.A.’s financial statements as of and for the years ended December 31, 2018 and 2017, and (ii) obtaining necessary approvals to file the 2019 Annual Report. The Company expects to file the 2019 Annual Report by January 2, 2021.

In the event that the Company does not complete its 2019 Annual Report and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on May 18, 2021, the NYSE will move forward with the initiation of suspension and delisting procedures.

Until such time as the Company is current with all of its periodic SEC filings, the NYSE will maintain the “LF” indicator on the Company’s American Depositary Shares (representing common shares), signifying its late filing status, and will maintain the Company on its “late filer” list.

São Paulo, November 27, 2020.

Christophe José Hidalgo

Interim Chief Executive Officer, Chief

Financial and Investor Relations Officer

Cautions About Forward-Looking Statements

This notice to the market contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation to file the 2019 Annual Report. The forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this notice to the market are based on the Company’s management’s current expectations and assumptions, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. There is no guarantee that the expected events, trends or results will actually occur, especially the timing of events may differ materially from those anticipated, expressed or implied by the forward-looking statements in this notice to the market. The statements are based on many assumptions and factors, including, among other things, the risk that the completion and filing of the 2019 Annual Report will take longer than expected. The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo
Name:	Christophe José Hidalgo
Title:	Interim Chief Executive Officer, Chief Financial and Investor Relations Officer